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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **October, 2008**

Commission File Number: **001-33900**



**DESWELL INDUSTRIES, INC.**
(Translation of registrant's name into English)

**17B, Edificio Comercial Rodrigues**
**599 Avenida da Praia Grande, Macao**
**Special Administrative Region, PRC**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_______________.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**DESWELL INDUSTRIES, INC.**

Date October 13, 2008

By: 

Name: Betty Lam

Title: Chief Financial Officer


DESWELL
DESWELL INDUSTRIES INC.

annual

# '08

# Integrating strengths >>

# CONTENTS



# FINANCIAL HIGHLIGHTS

**Deswell continues to maintain a strong financial position and able to pay a healthy dividend to shareholders.**

Net sales

**143.8** millions

Year ended March 31, 2008

Net income

**8.9** millions

Year ended March 31, 2008

Basic net income per share

**0.57** dollars

Year ended March 31, 2008

## >> Deswell has tremendous growth opportunity and continues to drive return for shareholders.

| | 2007 | 2008 |
|---|---|---|
| Current Ratio | 3.71 | 3.86 |
| Total Debt to Equity | 0.26 | 0.16 |

## TOTAL ASSETS

**(milions $)**



March, 31
2008
140.4
2007
141.2
2006
131.0
2005
137.0
2004
113.5
2003
106.2
2002
94.7
2001
83.5
2000
71.8
1999
64.3
1998
59.1

# MESSAGE TO SHAREHOLDERS

## Dear Shareholders,

In the year ended March 31, 2008, we were able to generate significant cash flow and net income for shareholders. However, various challenges, which included increased competition and higher costs in China, impacted on our business, leading to a dampening of growth and negatively impacting on our margins.

Net sales for the year ended March 31, 2008 increased by 5.1% to $143.8 million, compared to $136.8 million for the year ended March 31, 2007. This increase in sales was mainly due to a 9.9% increase in sales by our electronics and metallic segment. Over the past decade, our electronics division has built a reputation as a leading assembler of high-end audio equipment, and this has attracted some of the world's most renowned audio companies including Digidesign, Line 6, and Inter-Tel. Our ability to meet these customers' demanding quality standards and to offer them a broad array of manufacturing capabilities has enabled us to partner and grow alongside some of the leaders in this sector.

Revenues from our plastic injection molding business decreased by 1% for the year ended March 31, 2008, despite our hopes of achieving further growth from this division. Our state-of-the-art facility is uniquely suited to handle high-end injection molding work, and we continue to invest in the best equipment for our customers. In the face of increasing competition from within the plastics business, however, we made a strategic decision to sacrifice a certain amount of sales growth in order to remain focused on higher value-added and higher margin business.

While we reported strong earnings for the year of $8,859,000, or $0.57 per share, this is less than the $12,167,000, or $0.81 per share that we reported last year. The drop was partly a result of increased manufacturing costs, which were affected by a number of factors. For instance, we experienced significant increases in the prices of certain raw materials, including the price of crude oil which directly affects the cost of the resin used by our plastics business. In addition, labor rates across our businesses increased throughout the year. Finally, the Chinese renminbi currency, which we use to pay for most of our direct overheads and for locally sourced materials, appreciated by an average of 8.7% against the US dollar during the year. As a result, our gross profit as a percentage of sales declined to 18.4%, against 22.9% in the previous year.



Given the challenges we have faced, I am proud that we have been able to keep our selling, general and administrative (SG&A) costs down and thus maximize profitability for shareholders. At 13.6% of sales, SG&A costs were slightly lower than last year, and we remain very committed to keeping these costs as low as possible.

Our strong balance sheet continues to be a powerful foundation for us as we build our business. As of March 31, 2008 we had a working capital surplus of $54,751,000, cash and cash equivalents of $22,718,000, and no long-term debt. Net cash provided by operating activities amounted to $16,418,000. This meant that we were able to continue to pay our shareholders a healthy dividend, with cash dividends for the year totaling $0.61 per share.

Looking forward, while it is clear that the business environment in China has become more challenging, we believe that tremendous opportunities remain for growth that will drive returns for shareholders. During the year, we increased our commitment to our electronics manufacturing business by acquiring the remaining 24% shareholding and thus becoming the 100% owner of that business. Our growth initiatives include placing an increased emphasis on developing our own proprietary products for customers, and broadening our marketing efforts beyond the audio sector to better diversify our customer base.

On the plastics side of the business, we remain focused on offering the highest levels of value-added services to customers, including state-of-the-art precision molding and clean room manufacturing. During the year, we also added some electronics manufacturing lines at our plastics facility to maximize efficiency between the two divisions.

In closing, I would like to extend a warm welcome to Ms. Betty CH Lam, who recently joined us as our new Chief Financial Officer. Ms. Lam brings over 20 years of experience to the Company, and I am looking forward to working with her. She joins a very high quality management team with which I have been honored to work during my first full year with the Company.

While fiscal 2008 presented its share of challenges, our positioning in the marketplace remains strong and I am confident that we can drive long-term shareholder value. I would like to thank our shareholders for their continued support and patience, and look forward to sharing this success with you in fiscal 2009 and beyond.

Sincerely,



Franki S.F. Tse
Chief Executive Officer

# BUSINESS OVERVIEW

## >> The factory is extremely well positioned both in terms of access to stable supplies of raw materials and to high quality international logistics and export facilities.

At twenty-one years of age, Deswell Industries, Inc. ('Deswell' or 'the Company') has established itself as a longstanding and respected player in the field of injection-molded plastic parts and components. It has now been listed on the Nasdaq board for the past thirteen years. Having forged a global reputation as a quality OEM manufacturer of injection-molded plastic parts and components, in recent years it has also diversified into the manufacture of electronics products and subassemblies, the manufacture of metallic molds and accessory parts, and the distribution of audio equipment within China.



Plastic injection molding is one of Deswell's key business platforms, and the Company has managed to remain at the forefront of the plastic injection molding industry due to ongoing investment in new premises and equipment over the past five years. A particular boost to its position in the industry came following its building of a new state-of-the-art plastic injection molding factory in Dongguan. The factory is extremely well positioned both in terms of access to stable supplies of raw materials and to high quality international logistics and export facilities. Here, the Company produces a wide range of parts and components using plastic injection technologies such as film injection, integrated injection and insert injection. These parts and components are used in many consumer and industrial products, and include cases and key tops for personal organizers; cases for flashlights, telephones, paging machines, projectors and alarm clocks; grips and rods for fishing tackle; toner cartridges and cases for photocopy machines and printers; parts for electrical products such as air-conditioning units and ventilators; parts for audio equipment; double injection caps and baby products; laser key caps; and automobile components.

The Company also manufactures electronics products and subassemblies, and metallic molds and accessories. These operations are carried out at its electronics and metallics facility in Chang An, Dongguan. Products manufactured and assembled there include complex printed circuit boards assembled using surface mount ("SMT"), ball grip assembly ("BGA") and pin-through-hole ("PTH") interconnection technologies. Amongst the finished products produced at the Chang An facility are business communication products such as digital system keysets and IP phones; professional audio equipment such as digital audio workstations, digital and analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers; and surveillance products such as CCTV matrix switcher/controllers. The facility also houses the Company's metallics operations, where metal products such as metallic molds and accessory parts are manufactured. These are used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, and automatic teller machines.


flash
talk

**As at the end of the 2008 fiscal year, Deswell had around 5,978 employees on its books across its various manufacturing operations. The Company's products are produced on an OEM and contract basis. Its customers are spread widely across Asia, North America and Europe.**

For the year under review, three factors in particular had a major impact on the Company's overall performance. These were the same factors that made themselves felt last year: namely continued appreciation of the Chinese renminbi, the steady increase in the cost of crude oil, and constantly

# BUSINESS OVERVIEW

**Deswell saw positive sales growth of 9.9% at its electronics and metallics division over the year.**

rising labor rates, boosted by recent stricter enforcement of labor laws. The renminbi's rise against the US dollar has been a steady one over the past couple of years, and in the year under review its appreciation averaged a significant 8.7%. This impacted directly on Deswell because most of the Company's overheads are settled in renminbi, while increasingly the Company sources raw materials locally and pays for them in renminbi as well. As a result of the strengthening local currency, Deswell's overheads and materials costs have unavoidably risen. The cost of crude oil has also had a direct impact on Deswell's plastics manufacturing, as plastic is an oil-based product. Meanwhile, the cost of high quality labor in China, and especially in Guangdong Province where Deswell operates, has continued to skyrocket. In the year under review, the Company's labor costs rose by an average of around 18.5%. However, this average figure disguises some of the extremes that are occurring. For example, scarcity of skilled labor available for specialist electronics manufacture and assembly in the year under review meant that the costs of labor for Deswell's electronics division soared by 24.4%.

Deswell has however been proactive over the year in adopting initiatives to minimize the impact of these factors on its performance. For example, it has continued to expend efforts on expanding its customer base and product mix, and refocusing on higher-margin products.

This move has been facilitated by the full operation of the Company's Dongguan facility, which has given Deswell the ability to produce complex and higher-margin plastics products to very competitive quality standards. The transition from lower- to higher-margin production will take a little time to make its effects fully felt however. In the year under review, revenue from the Company's plastics segment fell by 1%, following a decrease in orders from existing customers for printer and telecommunications products.

On the other hand, Deswell saw positive sales growth of 9.9% at its electronics and metallics division over the year. This came about partly due to the Company's move to expand the range of its OEM services for manufacturers of high-end professional audio equipment: For example, during the year, it began to produce new tube amplifiers and speakers which have enjoyed immediate success. Deswell's audio products have built up a strong reputation for their quality and reliability in recent years, and this is driving further growth in audio-related business. That in turn has led to orders from several new customers during the year, further boosting the electronics division's performance.



- Corporate and Trading Office
- Electronics and Metallics Manufacturing Plants
- Plastic Manufacturing Plants
- Distribution Office


CHINA
HOUJIE
CHANG AN
SHENZHEN
HONG KONG
MACAU

In terms of its long-range financial strategies, the Company continues to operate conservatively. It is also maintaining its policy of avoiding debt, and remains committed to redistributing profits to shareholders. Deswell finances the bulk of its operations with funds derived from its operating activities, so it has little need for external financing. Its current cash reserves amount to $22.7 million [2007: $24.5 million], and as at March 31, 2008, it had no long- or short-term borrowings.

Deswell's 1,070,000 square foot plastics facility in Dongguan, which is now fully operational, is more than adequate to meet its current capacity needs. The Company has plans for Phase IV construction at this facility (involving the building of an extra two dormitory units and two other buildings), but this phase is currently on hold until further capacity is needed.

For the upcoming fiscal year, Deswell expects to see a gradual improvement in its plastics sales as demand steadies and new higher-margin orders gain momentum. In its electronics division, the Company projects sales to remain flat or even drop slightly in the coming year, largely due to the challenging US economic situation. Deswell is, however, currently working on a number of promising new consumer electronics projects that it expects will help grow sales by its electronics division once they are launched in the near future.

The fiscal year 2008 brought its share of challenges to Deswell. The Company faced pressures from external factors outside its control which ramped up manufacturing costs: these included continued appreciation of the RMB, the rising price of resin for plastic products, and spiralling labor costs. Nevertheless, the Company enjoyed some key advantages that helped it minimize the impact of these external pressures. Its advanced levels of technology and its ability to innovate and specialize helped it stand out in a highly competitive marketplace. From the perspective of management, Deswell once again demonstrated its proven ability to control overheads and running costs effectively. As a result, with the global economy continuing to look robust, Deswell is confident of its ability to build on the solid achievements of the past year and bring shareholders the best returns possible in the coming one.

# PRODUCTION SITES

## >> Deswell's two main manufacturing factories for its plastic and electronic products are located at Houjie, and Chang An, Dongguan, China

The Houjie site was first acquired in January 2000, when the Company paid approximately $2.6 million for a 1.3 million square foot plot of land. Its aim was to build a state-of-the-art manufacturing plant for its plastics division there. A four-phase construction plan was developed, the first phase of which began around seven years ago.

> Plastic Plant, Houjie



> Plastic Plant, Houjie



**The following is a basic timeline showing completion dates for the different phases of the new plastic production plant:**


Start of
Construction
October 2001
Phase I
August 2003
Phase II
July 2004
Phase III
October 2005
Phase IV
Planned

Phase I construction began in October 2001: this involved the construction of 466,000 square feet of production space, along with over 116,000 square feet of dormitories and 91,000 square feet of amenities for employees. By August 2003, Deswell had spent approximately $35 million on Phase I, which included spending on construction, investment in machinery and equipment, and the installation of fixtures and furniture. Phase II, which took another year to finish, was completed in July 2004 and involved further spending of around $14 million.

Phase III construction was completed in October 2005, and became fully operational in early 2006. This Phase included construction of an additional 377,000 square feet of factory space and 133,000 square feet of office space.

As of March 31, 2008, Deswell had in total invested around $58 million in this brand-new plastic injection molding facility, most of which was channeled into plant construction, infrastructure development, and investment in plant machinery. As a result, the Company now enjoys a superb modern production facility that not only gives it a significant competitive edge within the industry, but also stands as a symbol of the pride and confidence in the future it has for its plastics operations.

The final Phase IV of the plastics plant development remains to be built. Deswell's plans are to inaugurate Phase IV as additional production capacity is required in the future.

> Plastic Plant, Houjie





**Below are details of the manufacturing plant constructed for the Plastics Division:**

| Buildings | Total Area (sq.ft.) |
|---|---|
| Factories | 1,070,000 |
| Offices | 133,000 |
| Dormitories | 452,000 |
| Amenity center | 91,000 |
| | 1,746,000 |
| Total investment | US$58 Million |
| No. of production workers as at March 31, 2008 | 3,200 |

The Company's Chang An manufacturing plant is used primarily to manufacture electronic products and carry out electronic assemblies for OEMs. It was acquired in July 2003 at a purchase price of around $4.2 million. Finished products produced at the factory include sophisticated studio-quality and consumer audio equipment, commercial telephone units, network education platforms, IP switches, along with a wide range of other products. The facility has ISO9001 and ISO14001 accreditation and is fully RoHS compliant, and as a result is completely capable of meeting any production requirements to the highest levels of quality.

**Below are details of the manufacturing plant purchased for the Electronics Division:**

| Buildings | Total Area (sq.ft.) |
|---|---|
| Factories | 264,000 |
| Dormitories | 156,000 |
| | 420,000 |
| Total investment | US$4.2 Million |
| No. of production workers as at March 31, 2008 | 1,600 |

> Electronic Plant, Chang An



> Electronic Plant, Chang An


KWANASIA

# OPERATIONS REVIEW

**>> Deswell maintains a strong cash position, which has enabled it to finance the bulk of its capital expenditure from internally generated funds.**

Over the past two years Deswell has faced continuing pressure from increases in the costs of labor in China, and from continued appreciation of the renminbi against the US dollar. The rising cost of crude oil has also had a direct impact on its operations, particularly in its Plastics Division. In a competitive environment, Deswell has had to absorb many of these increases itself.

The completion of Phase III of Deswell's Dongguan plastic injection molding facility in October 2005 has given the Company enough space for its current business expansion needs. As a result Phase IV, planned for the longer-term, has been put on hold until further capacity is required. Over the past year Deswell has continued to invest in new and advanced equipment and machinery, and the Dongguan plant is now a significant contributor to the Company's productivity. During the year under review, the Company also began to set up a new assembly line for the manufacture of LCD products. This is expected to be operational by the third quarter of the new fiscal year.

# PLASTIC INJECTION MOLDING





Deswell's new state-of-the-art clean room at its plastics division in Dongguan has enhanced the Company's ability to manufacture sophisticated plastic parts and components.

Deswell's plastic injection molding segment remained central to the Company's business activities. For the year ended March 31, 2008, however, its contribution as a percentage of Deswell's total sales amounted to 40.9%, lower than the 43.5% contribution of 2007 and the 41.9% of 2006. This followed a 1% fall in sales for this segment, mainly resulting from a combination of cost pressures from appreciation of the RMB, the rising price of crude oil, the implementation of new labor laws, and higher costs of raw materials.

In 2007 Deswell installed a new state-of-the-art clean room at its plastics division in Dongguan. With some of the highest quality standards in the industry, the new clean room has further enhanced the Company's ability to manufacture sophisticated plastic parts, components and casings.



## Mold Design and Production

Deswell's mold design and production business creates a wide range of molds, in many different sizes and shapes, tailored to clients' specific needs. To ensure quality, Deswell uses leading tooling software for its mold design. Mold manufacture is carried out using a number of different mold-making machines, which include advanced Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDMs). As at March 31 2008, the Company operated 30 EDMs, 32 CNC milling machines and 83 NC milling machines. Molds produced weigh from 110 to 17,600 pounds: simple molds may cost as little as $2,000, while the most complex may cost more than $200,000. In the year under review, the Company regularly turned out between 50 and 100 different molds each month.




The Company had approximately 400 injection molding machines.

**Export Molds**

Deswell's Export Mold Division was first set up in 2005, and is now generating reliable revenues. This division deals exclusively in the manufacture of large-scale molds that are shipped directly to overseas customers. Deswell does not use the molds produced by this division at its own facilities.




11X

**Plastic Injection**

In 2007 Deswell completed the construction and interior fit-out of Phase III of its Dongguan plant. It also made substantial investments in injection molding machinery and equipment for the new facility. As at the end of March 2008, the Company had approximately 400 injection molding machines, ranging from 22 to 1,600 tons of clamping force, with most machines within the 88 to 380 ton range. Amongst these machines are 18 double-injection molding machines able to simultaneously inject two different color plastics into a mold: these are used for producing brand labels, key caps and buttons for telecommunications products.

As of March 31, 2008, the Company's plastics operations were utilizing a total of over 1,070,000 square feet of manufacturing space and 133,000 square feet of office space.

# OPERATIONS REVIEW

## ELECTRONIC PRODUCTS AND ASSEMBLIES

Deswell's electronics and metallics production is sited at self-owned facilities in Chang An, Dongguan. The site is made up of 400,000 square feet of factory buildings and dormitories, and 240,000 square feet of additional land. For the year ended March 31, 2008, this division accounted for 59.1% of the Company's total sales 56.5% in 2007 and 58.1% in 2006.

By comparison with 2007, Deswell's electronics division achieved an 8.7% growth in sales. This strong performance was a result of a continued focus over the year on improving the Company's customer mix and taking on higher-margin orders. Profit margins were, however, affected by rising materials costs and the ongoing appreciation of the renminbi. In addition, labor rates continued to rise, and in the year under review Deswell's labor costs rose by 24% over the previous year.

During the year Deswell worked hard to further boost its relationships with high-end consumer audio companies, for example by launching new tube amplifiers and speakers into the market. The gains achieved last year carried on in the year under review, with sales continuing to improve and Deswell's reputation as a quality high-end manufacture being consolidated. Demand is currently such that the Company's electronics division is consistently running at around 95% of capacity.

Deswell's electronics division manufactures professional audio equipment such as digital audio workstations, digital and analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers. In addition, it produces a range of business communication equipment that include digital system keysets and IP phones, along with surveillance products such as CCTV matrix switchers/controllers.





**Metal Parts Manufacturing**
Deswell's metal parts operation, also located at Chang An in Dongguan, manufactures metallic molds and metal accessory parts that are used in audio equipment, telephones, copying machines, racks for routers, pay-phones and automatic teller machines. This division's sales for the 2008 fiscal year amounted to 2.4% of Deswell's total sales (2007: 1.91% and 2006: 2.1%).

**Distribution Business**
The Company launched its audio equipment distribution business in China in January 2005, on a relatively small scale. Still modest in scale, this division worked on strengthening its distribution networks in the year under review, while also consolidating its reputation for quality and reliability. It is anticipated that as these factors make their mark, revenues will grow in coming years.

**Quality Control**
The Company has comprehensive testing and checking procedures in place across all its business segments to minimize the possibility of product defects. For instance, hourly checks are made on machines and molds, all incoming components are carefully inspected, work in process is regularly checked, and quality assurance inspections are carried out before products are shipped. Deswell's policy of regularly upgrading equipment has also helped keep scrap rates low. For the three years ended March 31, 2008, aggregate returns from all segments of Deswell's business operations have made up less than 3% of total net sales.

Deswell has obtained various ISO accreditations relating to its business activities. Its electronics and metallics manufacturing plant obtained ISO14001 certification for environmental management standards in early 2006, earlier (in 2004) gained by the Dongguan plastic injection manufacturing plant. Deswell has held ISO9001 certification since 1995 for both its plastic and electronic products manufacturing operations, and ISO9002 certification since 2000 for its metal manufacturing operation.

In July 2006 the Company successfully achieved ISO/TS 16949 Certification for its plastic injection molding manufacturing plant. ISO/TS 16949 is an ISO Technical Specification which aligns existing American (QS9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry, and is accepted as an equivalent to these national standards. Together with ISO 9001-2000, ISO/TS 16949 specifies the quality system requirements for the design and development, production, installation and servicing of automotive-related products. ISO/TS 16949 is an optional certification that does away with the need for multiple certifications, and is valuable for manufacturers like Deswell that supply automotive components to many different international markets.



# OPERATIONS REVIEW

**The amount of plastic resin used by the Company in the year ended March 31, 2008 rise significantly to 17,333,000 pounds, up from the 13,406,000 pounds used in fiscal 2007**



### Raw Materials, Component Part and Suppliers

A variety of plastic resins make up the primary raw materials used by the Company's plastics segment. These are sourced from regional suppliers, on the basis of price competitiveness. The price of resin stayed high during the year under review, putting profits from Deswell's plastics division under pressure. By implementing certain cost initiatives and undertaking careful planning, however, the Company successfully deflected some of the impact of high raw materials costs. In the 2008 fiscal year, the cost of plastic resin averaged 46% of the cost of plastic products sold, down from 52% in 2007 and 53% in 2006. As a percentage of the total cost of goods sold in the same year, the cost of plastic resin averaged 17%, again lower than the 20% for 2007 and the 21% for 2006. The amount of plastic resin used by the Company in the year ended March 31, 2008 rise significantly to 17,333,000 pounds, up from the 13,406,000 pounds used in fiscal 2007. The Company also buys component parts and supplies for its electronics business, and small amounts of raw metal for its manufacture of metallic molds and parts.


SUNEAST
SAC-33S

## Customers and Marketing

Most of the Company's customers are OEMs and contract manufacturers. They are based across Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, the United Kingdom, France and Italy). Net sales as a percentage of total sales to customers by geographic area (based on customer shipping destinations) over the past three years are as follows:



| Geographic Areas | 2006 | 2007 | 2008 |
|---|---|---|---|
| United States | 49.0% | 42.4% | 46.8% |
| China | 37.5% | 39.2% | 37.0% |
| Eurpoe | 7.0% | 11.2% | 10.7% |
| Hong Kong | 3.0% | 3.4% | 1.7% |
| Others | 3.5% | 3.8% | 3.8 % |
| Total | 100.0% | 100.0% | 100.0% |

## Capital Expenditures

The principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2008 are as follows:

| | 2006 | 2007 | 2008 |
|---|---|---|---|
| Purchase of property, plant and equipment | $6,940,000 | $7,812,000 | $7,288,000 |
| Proceeds from the sale of property, plant and equipment | 50,000 | 3,232,000 | $333,000 |
| Acquisition of minority interest in a subsidiary | - | - | 414,000 |

Over the past year, principal capital expenditure has been primarily directed towards ongoing construction and fit-out of the Company's plastic injection molding plant in Dongguan, along with the purchase of new plastic injection molding machinery.

Up to March 31, 2008, Deswell had spent an aggregate of around $58 million on the construction of Phases I, II and III of its Dongguan plastic injection molding plant, and on the expansion of its injection molding capacity through the acquisition of additional injection molding machinery and related equipment. Deswell maintains a strong cash position, which has enabled it to finance the bulk of its capital expenditure from internally generated funds.

# FINANCIAL REVIEW

**Year ended March 31, 2008 Compared to Year Ended March 31, 2007**

*Net Sales*

Deswell achieved net sales of $143,806,000 for the year ended March 31, 2008, an increase of $7,027,000 or 5.1% as compared to the year ended March 31, 2007. Sales to Digidesign Inc. ("Digidesign"), Line 6 Manufacturing ("Line 6"), N&J Company Limited and Inter-Tel Incorporated, the Company's four largest customers during the year ended March 31, 2008, represented approximately 53.3% of net sales for the year. See Item 4 "Information on the Company – Major Customers".

The increase in sales was mainly related to the increase in sales of the company's electronics and metallic segment of $ 7,634,000 offsetting the decrease in sales of the plastic segment of $607,000. This represented an increase of 9.9% and a decrease of 1.0% respectively, as compared with the net sales from the segments in the prior year.

Revenue from Deswell's plastics segment during fiscal 2008 amounted to $58,858,000, including $28,000 of intersegment revenue, as compared to revenue in this segment during fiscal 2007 of $59,587,000, including $150,000 of intersegment revenue. The revenue decrease at the Company's plastic segment was mainly due to the decrease in orders from existing customers of $12,984,000 of which $4,655,000 was related to plastic component sales of printer products and $5,402,000 was related to telecommunication products, offsetting the increase in orders from other existing and new customers of $11,397,000 and $981,000 respectively. Of the increase, $8,811,000 was related to plastic component sales of electronic entertainment products.

Revenue from the Company's electronic and metallic segment during fiscal 2008 amounted to $88,916,000, including $3,940,000 of intersegment sales of electronic products as compared to revenue in this segment during fiscal 2007 of $80,311,000, including $2,969,000 of intersegment sales of electronic products. The revenue increase at the electronic and metallic segment was mainly due to an increase in OEM orders of electronic and metallic products from existing and new customers of $12,958,000 and $2,887,000 respectively, and an increase in distribution sales of $682,000 during the year, offsetting the decrease in orders from existing customers of $8,452,000 in electronic sales and $442,000 in metallic sales respectively. Of the increases, $9,037,000 and $5,403,000 were related to orders of professional audio equipment and telecommunication equipment, respectively.

*Gross Profit*

The gross profit for the year ended March 31, 2008 was $26,433,000, representing a gross profit margin of 18.4%. This compares with the overall gross profit and gross profit margin of $31,273,000 or 22.9% for the year ended March 31, 2007.

Gross profit in the plastics segment decreased by $3,867,000 to $15,070,000 or 25.6% of net sales, for the year ended March 31, 2008 compared to $18,937,000 or 31.9% of net sales, for the year ended March 31, 2007. The decrease in gross margin was mainly attributed to the combined effect of a change in customer and product mix and the increase in resin cost during the year and the increase in labor cost and overhead cost of 2.4% and 4.0% of net sales, respectively, as compared with prior year, as a result of the renminbi appreciation and implementation of a new China Labor Ordinance commencing January 1, 2008.

Gross profits in the electronic & metallic segment decreased by $973,000 to $11,363,000, or 13.4% of net sales, for the year ended March 31, 2008 compared to $12,336,000 or 15.9% of net sales, for the last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some electronic materials; the increase in labor cost of 1.4% of net sales, the increase in value added tax cost as a result of the change in value added tax policy by the government of China for different categories of export products in the first quarter of fiscal 2008 and an average of 8.7% appreciation in Chinese renminbi currency in the year where most of the segment's direct overhead and increased local material souring are denominated, as compared with last year.

*Selling, General and Administrative Expenses*
SG&A expenses for the year ended March 31, 2008 were $19,601,000, amounting to 13.6% of total net sales, as compared to $18,957,000 or 13.9% of total net sales for the year ended March 31, 2007.

The SG&A expenses in the plastic segment increased by $506,000 or 4.9% to $10,823,000 or 18.4% of net sales, for the year ended March 31, 2008 compared to $10,317,000 or 17.4% of net sales, for the prior year. The increase was primarily related to an increase in staff and welfare cost of $712,000, audit and professional expenses of $170,000, depreciation expenses of $161,000 and selling expenses of 153,000 and estate duty and usage tax of $168,000. Together these offset the decrease in director remuneration of $526,000 and decrease in stock based compensation cost of $509,000 as compared with last year.

The SG&A expenses in the electronic & metallic segment increased by $138,000 or 1.6% to $8,778,000 or 10.3% of net sales, for the year ended March 31, 2008 compared to $8,640,000 or 11.2% of net sales for the prior year. The increase was primarily related to the increase in management and staff salary and welfare expenses of $305,000 and staff commission expenses of $92,000 offsetting the decrease in selling logistic expenses of $289,000 as compared with last year.

*Other operating income*
Other operating income was $1,838,000 for the year ended March 31, 2008, an increase of $462,000 as compared with the other operating income of $1,376,000 for the year ended March 31, 2007.

On a segment basis, other operating income attributable to the plastic segment increased $861,000 to $2,346,000 in the year ended March 31, 2008, as compared to other expenses of $1,485,000 for the year ended March 31, 2007. The increase was mainly attributed to an increase in exchange translation gain of $1,193,000 relating to a subsidiary having Chinese renminbi functional currency, and a decrease in allowance for doubtful receivables of $168,000, offsetting decrease in gain on disposal of fixed assets of $560,000 as compared with the prior year.

Other operating expenses attributable to the electronic & metallic segment increased $400,000, to operating expenses of $508,000 in the year ended March 31, 2008, as compared to other expenses of $108,000 for the year ended March 31, 2007. This increase in other operating expenses was primarily attributable to an impairment in goodwill relating to a metallic subsidiary of $317,000 as described in note 8 to the consolidated financial statements, the increase in exchange loss of $231,000 and the decrease in gain on disposal of fixed assets of $126,000 offsetting the decrease in allowance for doubtful receivables of $204,000 during the year ended March 31, 2008.

*Operating Income*
Operating income was $8,670,000 for the year ended March 31, 2008, a decrease of $5,022,000, or 36.7% as compared with the prior year.

On a segment basis, the operating income of the plastics segment decreased $3,512,000 to $6,593,000 or 11.2% of net sales in the year ended March 31, 2008 compared to $10,105,000 or 17.0% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A offsetting the increase in other operating income as described above.

The operating income of the electronics & metallic segment decreased $1,511,000 to $2,077,000 or 2.4% of net sales, in the year ended March 31, 2008 compared to $3,588,000 or 4.6% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit, coupled with the increase in SG&A expenses and other operating expenses as described above.

*Non-operating income*
Non-operating income for the year decreased by $26,000 to $521,000 for the year ended March 31, 2008 as compared with last year. This is mainly attributed to the decrease in interest income of $20,000 and rental income of $70,000 offsetting the decrease in impairment loss on marketable securities of $67,000 as compared with prior year.

# FINANCIAL REVIEW

*Income Taxes*

Income tax for the year ended March 31, 2008 is comprised of income tax expenses of $654,000 and a deferred tax asset of $550,000, compared with income tax expenses of $624,000 and a deferred tax provision of $615,000 in the prior year.

On a segment basis, the income tax of the plastic segment is comprised of income tax expenses of $637,000 and a deferred tax asset of $321,000 for the year ended March 31, 2008, as compared with income tax expenses of $472,000 and a deferred tax provision of $615,000 in the prior year. The decrease in income tax expense was mainly attributed to the additional tax provision made during the corresponding year ended March 31, 2007 as a result of an additional tax assessment in connection with the amounts of assessable profits and the date of commencement of the first profitable year for Deswell's Dongguan plastic subsidiary. As a result, a tax provision of approximately $154,000, $92,000 and $166,000 was made for taxable calendar years 2004, 2005 and 2006 respectively, at an applicable tax rate of 24% with a 50% tax exemption for the calendar years 2004 to 2006. The tax assessment and payment for calendar years 2004, 2005 and 2006 were settled during the year ended March 31, 2008. For taxable calendar year 2007, the Company's plastic subsidiary was approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 12%, from the original national tax rate of 24% and 3% local tax rate. Hence, an over-provision of income tax was made in the last quarter. The income tax expenses for the electronic & metallic segment is comprised of income tax expenses of $18,000 and a deferred tax asset of $230,000 as compared with income tax expenses of $152,000 in the prior year.

*Minority Interest*

There was no minority interest as of March 31, 2008, whereas the minority interest for the five months ended August 31, 2007 and year ended March 31, 2008 represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%. As a result of the decrease in Minority interest in Deswell's electronic & metallic segment during the year, the dollar amount of minority interest decreased by $605,000 from $833,000 for the year ended March 31, 2007

*Net Income*

Net income was $8,859,000 for the year ended March 31, 2008, a decrease of $3,308,000 or 27.2 %, as compared to net income of $12,167,000 for the year March 31, 2007. Net income as a percentage of net sales decreased from 8.9% to 6.2 % for the year ended March 31, 2008. The decrease in net income was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and decrease in minority interest, as described above.

Net income for the plastic segment decreased by $2,732,000 or 28.9 % to $6,735,000 for the year ended March 31, 2008 compared to $9,467,000 for the prior year 2007. The decrease in net income of the plastic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses, as described above.

Net income for the electronic & metallic segment decreased by $577,000 or 21.4% to $2,124,000 for the year ended March 31, 2008 compared to $2,701,000 for the prior year 2007. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and in minority interest, as described above

### Seasonailty

The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2008 (in thousands):

| | Year ended March 31, | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | | 2007 | | | | 2008 | | | |
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| Net sales | $30,075 | $29,046 | $29,972 | $26,183 | $31,689 | $35,715 | $39,002 | $30,373 | $38,452 | $38,414 | $35,416 | $31,524 |
| Gross profit | 7,640 | 6,209 | 6,561 | 5,016 | 8,446 | 8,865 | 8,754 | 5,208 | 6,762 | 6,698 | 7,923 | 5,050 |
| Operating income | 3,600 | 3,126 | 2,632 | 193 | 3,866 | 3,973 | 4,016 | 1,837 | 3,304 | 1,681 | 3,033 | 652 |
| Net income | 3,151 | 2,795 | 2,380 | 453 | 3,403 | 3,597 | 3,605 | 1,562 | 3,111 | 1,755 | 2,955 | 1,038 |

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

### Impact of Inflation

The Company believes that inflation has not had a material effect on its business. Although the Company has found it difficult to increase the prices of its products in order to keep pace with inflation, particularly in its plastics operations, the Company believes that the location of its manufacturing operations in Southern China has resulted in a lower cost base which still provides it with a competitive advantage. Accordingly, the Company is reliant upon increasing its transaction volume in order to compensate for the effects of inflation.

### Exchange Rates

The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Labor cost and overhead expenses of the Company are paid primarily in Hong Kong dollars and RMB, respectively.

Since 1983, the exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government at approximately HK$7.80 to US$1.00 and accordingly Hong Kong Dollars has not, to date, represented a currency exchange risk to U.S. dollars. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism in Hong Kong and if the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar were changed, the Company's results of operations and financial condition could be materially adversely affected.

Until August 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company's operating results. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and was relatively stable. During its fiscal years ended March 31, 2004 and 2005, the average exchange rate was 8.28 Yuan per US$1.00. On July 21, 2005, the People's Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollars. The exchange rates

# FINANCIAL REVIEW

of RMB to the U.S. dollars have further appreciated during the period since August 2005 to 1:6.823 as at July 25, 2008. As a consequence, and in addition to increases in plastic resin and labor costs, in each of the years ended March 31, 2006, 2007 and 2008, Deswell's operating costs increased from levels existing prior to the exchange rate adjustment. Since the Company was not able to pass on to its customers most of these cost increases by price increases of its products, Deswell's gross margins, operating income and net income were adversely affected.

The four main currencies in the basket to which the RMB was linked in July 2005 were the US dollar, the Euro, the Japanese yen and the Korean won. In the months since July 2005, further appreciation against the US dollar continued to occur and by July 25, 2008, the RMB had risen to 6.823 to the US dollar. If this trend continues or the Chinese government allows a further and significant RMB appreciation, Deswell's operating costs would further increase and its financial results would be adversely affected by such increase. If Deswell determined to pass onto its customers through price increases the effect of increases in the Chinese RMB relative to the U.S. dollar, it would make the Company's products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products comparable to those Deswell offers in lower-cost regions of the world.

The Company did not hedge its currency risk during the years ended March 31, 2006, 2007 and 2008 and at March 31, 2008, it had no open forward currency contracts. It continually review its hedging strategy and there can be no assurance that hedging techniques it may implement will be successful or will not result in charges to its results of operations.

**Liquidity and Capital Resources**

For the year ended March 31, 2008, net cash generated from operations totaled $16,418,000, including net income of $8,859,000 and depreciation and amortization of $6,940,000. Accounts receivable increased by $334,000, over levels at March 31, 2007, primarily as a result of the increase in sales and the decrease in provision of doubtful account receivable of $1,156,000. Inventories decreased by $3,033,000, over levels at March 31, 2007, primarily resulting from the decrease in stock of electronic parts. Accounts payable decreased by $3,338,000 over levels at March 31, 2007, primarily because of the decrease in materials purchases. For the year ended March 31, 2007, net cash generated from operations totaled $15,807,000, including net income of $12,167,000 and depreciation and amortization of $5,274,000.

Net cash used in investing activities amounted to $7,369,000 and $4,580,000 for the years ended March 31, 2008 and 2007, respectively. Capital expenditures during these periods totaled $7,288,000 and $7,812,000, respectively. There were no acquisitions of marketable securities during either of these periods. The Company's capital expenditures were primarily related to the renovation of its Dongguan manufacturing plant and its acquisition of plant and machinery for its production facilities in China.

Net cash used in financing activities for the years ended March 31, 2008 and 2007 were $8,537,000 and $10,792,000, respectively. Net cash used in financing activities during the year ended March 31, 2008 was primarily to fund dividend payments to shareholders of $9,523,000, netting off the proceeds of $986,000 from the exercise of stock options from directors and employees. Net cash used in financing activities during the year ended March 31, 2007 was primarily to fund dividend payments to shareholders of $11,809,000, dividend payments to minority shareholders of subsidiaries of $582,000 netting off the proceeds of $950,000 from the exercise of stock options from directors and employees and the decrease in restricted cash of $649,000.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was decreased from 7.75% to 5.25% during the year ended March 31, 2008.

At March 31, 2008, the Company had cash and cash equivalents of $22,718,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with the growth in the Company's business.

The Company had capital commitments for construction of the Dongguan plastic injection-molding manufacturing plant, purchase of plant and machinery of $432,000 and for purchase of plant and machinery and system upgrade of its electronic and metallic division of $169,000, respectively as of March 31, 2008. It expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. However, it may choose to obtain debt or equity financing if it is considered appropriate to accelerate the phase IV construction of its Dongguan plastic plant.

A summary of the Company's contractual obligations and commercial commitments as of March 31, 2008 is as follows:

**Payments due by Period** (In thousands)

| Contractual obligations | Total | Year ending March 31,2009 | Period from April 1, 2009 to March 31, 2011 | Period from April 1, 2010 to March 31, 2013 | Period from after March 31, 2013 |
|---|---|---|---|---|---|
| Long-term bank borrowing | $ - | $ - | $ - | $ - | $ - |
| Capital (finance) lease obligations | - | - | - | - | - |
| Operating lease payments | 363 | 230 | 133 | - | - |
| Capital expenditures | 777 | 777 | - | - | - |
| Purchase obligations | 11,004 | 11,003 | 1 | - | - |
| Other long-term liabilities | - | - | - | - | - |
| Total | $ 12,144 | $ 12,010 | $ 134 | $ - | $ - |

# FINANCIAL REVIEW

## >> Five Year Financial Summary

(in thousands except per share data)

| **Income Statement Data** | | | **Year ended March 31,** | | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | **2008** |
| Net sales | $97,195 | $125,590 | $115,276 | $136,779 | $143,806 |
| Cost of sales | 66,105 | 92,072 | 89,850 | 105,506 | 117,373 |
| Gross profit | 31,090 | 33,518 | 25,426 | 31,273 | 26,433 |
| Selling, general and administrative expenses | 14,718 | 15,759 | 15,052 | 18,957 | 19,601 |
| Other income (expenses), net | 90 | (106) | (823) | 1,376 | 1,838 |
| Operating income (4) | 16,462 | 17,653 | 9,551 | 13,692 | 8,670 |
| Interest expense | (16) | (12) | (6) | - | - |
| Non-operating income (expenses), net | 820 | 448 | 447 | 547 | 521 |
| Income before income taxes | 17,266 | 18,089 | 9,992 | 14,239 | 9,191 |
| Income taxes | 589 | 576 | (27) | 1,239 | 104 |
| Income before minority interests | 16,677 | 17,513 | 10,019 | 13,000 | 9,087 |
| Minority interests | 1,957 | 2,330 | 1,240 | 833 | 228 |
| Net income | 14,720 | 15,183 | 8,779 | 12,167 | 8,859 |
| Basic: | | | | | |
| Earnings per share (2)(3) | $1.08 | $1.04 | $0.59 | $0.81 | $0.57 |
| Average number of shares outstanding(2)(3) | 13,664 | 14,656 | 14,908 | 14,956 | 15,517 |
| Diluted: | | | | | |
| Earnings per share (3) | $1.04 | $1.02 | $0.59 | $0.81 | $0.57 |
| Average number of shares outstanding(2)(3) | 14,160 | 14,933 | 14,936 | 15,048 | 15,556 |
| **Statistical Data** | | | | | |
| Gross margin | 32.0% | 26.7% | 22.1% | 22.9% | 18.4% |
| Operating margin (4) | 16.9% | 14.1% | 8.3% | 10.0% | 6.0% |
| Dividends per share (3) | $0.63 | $0.65 | $0.63 | $0.65 | $0.61 |

| **Balance Sheet Data** | | | **At March 31,** | | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | **2008** |
| Working capital | $52,876 | $57,576 | $55,114 | $58,672 | $54,751 |
| Total assests | 113,534 | 136,976 | 130,670 | 141,210 | 140,407 |
| Long-term debt, less current portion | - | - | - | - | - |
| Total debt | - | - | - | - | - |
| Shareholders' equity | 89,730 | 104,767 | 106,768 | 111,655 | 121,257 |

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S dollars. See "Financial Statements and Currency Presentation."

(2) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3) Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in March 2005 (see Note 12 of Notes to Consolidated Financial Statements).

(4) Other operating income (expenses) were reclassified in the consolidated statement of income for the year ended March 31, 2007 for a comparable presentation. Comparative figures for the years ended March 31, 2004 to 2006 were reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income the years ended March 31, 2004 to 2006.

# >> Report of independent registered public accounting firm

**To the Shareholders and the Board of Directors of Deswell Industries, Inc.**

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.'s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 17, 2008 expressed an adverse opinion thereon.

BDO McCabe Lo Limited
Hong Kong, September 17, 2008

# FINANCIAL STATEMENTS

## Consolidated Balance Sheets

(U.S. dollars in thousands)

| | March 31, | |
|---|---|---|
| | 2007 | 2008 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $24,549 | $22,718 |
| Marketable securities (note 3) | 107 | 116 |
| Accounts receivable, less allowances for doubtful amounts of $1,230 and $74 at March 31, 2007 and 2008, respectively | 21,063 | 21,397 |
| Inventories (note 4) | 29,495 | 26,462 |
| Prepaid expenses and other current assets (note 5) | 4,999 | 3,205 |
| Income taxes receivable | 130 | 3 |
| Total current assets | 80,343 | 73,901 |
| Property, plant and equipment-net (note 6) | 60,157 | 65,885 |
| Deferred income tax assets (note 10) | - | 230 |
| Goodwill (note 8) | 710 | 391 |
| Total assets | $141,210 | $140,407 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $15,865 | $12,527 |
| Accrued payroll and employee benefits | 2,746 | 2,769 |
| Customer deposits | 783 | 1,125 |
| Other accrued liabilities (note 9) | 1,506 | 2,100 |
| Income taxes payable | 450 | 629 |
| Deferred income tax liability (note 10) | 321 | - |
| Total current liabilities | 21,671 | 19,150 |
| Commitments and contingencies (note 11) | - | - |
| Minority interests | 7,884 | - |
| **Shareholders' equity:** | | |
| Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2007 - 15,038,730; March 31, 2008 - 15,790,810 (note 12) | 42,393 | 49,923 |
| Additional paid-in capital | 7,601 | 7,709 |
| Accumulated other comprehensive income | 1,106 | 3,734 |
| Retained earnings | 60,555 | 59,891 |
| Total shareholders' equity | 111,655 | 121,257 |
| Total liabilities and shareholders' equity | $141,210 | $140,407 |

See accompanying notes to consolidated financial statements.

## Consolidated Statements of Income and Comprehensive Income

(U.S dollars in thousands, except per share data)

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Net sales | $115,276 | $136,779 | $143,806 |
| Cost of sales | 89,850 | 105,506 | 117,373 |
| Gross profit | 25,426 | 31,273 | 26,433 |
| Selling, general and administrative expenses | 15,052 | 18,957 | 19,601 |
| Other income (expenses), net | (823) | 1,376 | 1,838 |
| Operating income (note 2) | 9,551 | 13,692 | 8,670 |
| Interest expense | (6) | - | - |
| Non-operating income, net | 447 | 547 | 521 |
| Income before income taxes and minority interests | 9,992 | 14,239 | 9,191 |
| Income taxes (note 10) | (27) | 1,239 | 104 |
| Income before minority interests | 10.019 | 13,000 | 9,087 |
| Minority interests | 1.240 | 833 | 228 |
| Net income | 8.779 | 12,167 | 8,859 |
| Other comprehensive income | | | |
| Foreign currency translation adjustment | 436 | 670 | 2,628 |
| Comprehensive income | $9,215 | $12,837 | $11,487 |
| Net income per share (note 2) | | | |
| Basic: | | | |
| Net income per share | $0.59 | $0.81 | $0.57 |
| Weighted average common shares outstanding (shares in thousands) | 14,908 | 14,956 | 15,517 |
| Diluted: | | | |
| Net income per share | $0.59 | $0.81 | $0.57 |
| Weighted average common and potential common shares (shares in thousands) | 14,936 | 15,048 | 15,556 |

See accompanying notes to consolidated financial statements.

# FINANCIAL STATEMENTS

## Consolidated Statements of Shareholders' Equity

(U.S. dollars in thousands, except share and per share date)

| | Common stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares outstanding | Amount | Additional paid-in capital | Accumulated other comprehensive income | Retained earnings | Shareholders' equity |
| Balance at March 31, 2005 | 14,778,730 | 39,068 | 6,970 | - | 58,729 | 104,767 |
| Exercise of stock options | 25,000 | 352 | - | - | - | 352 |
| Issue of common stock for acquisition of additional interest in a subsidiary | 120,000 | 1,834 | - | - | - | 1,834 |
| Foreign currency translation adjustment | - | - | - | 436 | - | 436 |
| Net income | - | - | - | - | 8,779 | 8,779 |
| Dividends ($0.63 per share) | - | - | - | - | (9,400) | (9,400) |
| Balance at March 31, 2006 | 14,923,730 | 41,254 | 6,970 | 436 | 58,108 | 106,768 |
| Stock-based compensation | - | - | 820 | - | - | 820 |
| Exercise of stock options | 115,000 | 1,139 | (189) | - | - | 950 |
| Foreign currency translation adjustment | - | - | - | 670 | - | 670 |
| Net income | - | - | - | - | 12,167 | 12,167 |
| Dividends ($0.65 per share) | - | - | - | - | (9,720) | (9720) |
| **Balance at March 31, 2007** | **15,038,730** | **42,393** | **7,601** | **1,106** | **60,555** | **111,655** |
| **Stock-based compensation** | **-** | **-** | **310** | **-** | **-** | **310** |
| **Exercise of stock options** | **120,000** | **1,188** | **(202)** | **-** | **-** | **986** |
| **Issue of common stock for acquisition of additional interest in a subsidiary** | **632,080** | **6,342** | **-** | **-** | **-** | **6,342** |
| **Foreign currency translation adjustment** | **-** | **-** | **-** | **2,628** | **-** | **2,628** |
| **Net income** | **-** | **-** | **-** | **-** | **8,859** | **8,859** |
| **Dividends ($0.61 per share)** | **-** | **-** | **-** | **-** | **(9,523)** | **(9,523)** |
| **Balance at March 31, 2008** | **$15,790,810** | **$49,923** | **$7,709** | **$3,734** | **$59,891** | **$121,257** |

See accompanying notes to consolidated financial statements

## Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Cash flows from operating activities | | | |
| Net income | $8,779 | $12,167 | $8,859 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 5,299 | 5,274 | 6,940 |
| Loss (gain) on sale of property, plant and equipment | 45 | (643) | 43 |
| Unrealized holding (gain) loss on marketable securities | 80 | 57 | (9) |
| Impairment loss on goodwill | - | - | 317 |
| Stock-based compensation | - | 820 | 310 |
| Minority interests | 1,215 | 833 | 228 |
| Deferred tax | (294) | 615 | (551) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 6,773 | (2,745) | (334) |
| Inventories | (709) | (7,650) | 3,033 |
| Prepaid expenses and other current assets | (274) | 36 | (345) |
| Income taxes receivable | 20 | (130) | 127 |
| Accounts payable | (5,563) | 4,979 | (3,338) |
| Accrued payroll and employee benefits | (605) | 1,331 | 23 |
| Customer deposits | (194) | 109 | 342 |
| Other accrued liabilities | (2,109) | 488 | 594 |
| Income taxes payable | (141) | 266 | 179 |
| Net cash provided by operating activities | 12,322 | 15,807 | 16,418 |
| Cash flows from investing activities | | | |
| Purchase of property, plant and equipment | (6,940) | (7,812) | (7,288) |
| Acquisition of minority interest in a subsidiary | - | - | (414) |
| Proceeds from sale of property, plant and equipment | 50 | 3,232 | 333 |
| Net cash used in investing activities | (6,890) | (4,580) | (7,369) |
| Cash flows from financing activities | | | |
| Dividends paid | (7,311) | (11,809) | (9,523) |
| Dividends paid to minority shareholders of a subsidiary | (1,229) | (582) | - |
| Exercise of stock options | 352 | 950 | 986 |
| Decrease in restricted cash | 391 | 649 | - |
| Loan to minority shareholders of subsidiaries | (170) | - | - |
| Net cash used in financing activities | (7,967) | (10,792) | (8,537) |
| Effect of exchange rate changes | (169) | (1,255) | (2,343) |
| Net decrease in cash and cash equivalents | (2,704) | (820) | (1,831) |
| Cash and cash equivalents, beginning of year | 28,073 | 25,369 | 24,549 |
| Cash and cash equivalents, end of year | $25,369 | $24,549 | $22,718 |
| Supplementary disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $6 | $ - | $ - |
| Income taxes | $387 | $487 | $365 |
| Supplementary disclosures of significant non-cash transactions: | | | |
| Issuance of common stock in connection with acquisition of additional 24% (2006: 5%) shareholding in a subsidiary | $1,834 | $ - | $ 6,342 |
| Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary | $234 | $ - | $ (1,314) |

See accompanying notes to consolidated financial statements.

# FINANCIAL STATEMENTS

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macau Special Administrative Region ("Macau") of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2008, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $48,590.

On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is higher than the fair value of net assets acquired by $232. The excess purchase price has been recorded on the balance sheet as goodwill.

On August 17, 2007, the Company acquired the remaining 24% of the outstanding stock from minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 100% of the outstanding stock. The aggregate purchase consideration for the 24% of the outstanding stock of Integrated is 632,080 common shares of the Company and a cash payment of $414. The value of the purchase consideration is based on the market price of the stocks issued and the cash payment, which is lower than the fair value of net assets acquired by $1,314. The excess has been allocated a pro-rata reduction of the amounts that would have been assigned to certain acquired assets

### 2. Summary of Significant Accounting Policies

*Principles of consolidation*

The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

*Goodwill*

The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets", which established new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.

In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. The Company regularly conducted annual impairment evaluation

*Cash and cash equivalents*

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

*Marketable securities*

All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.

*Inventories*

Inventories are stated at the lower of cost or market value. For the year ended March 31, 2008, cost is determined on the weighted average basis, changed from the first-in, first-out basis for the years ended March 31, 2007 and 2006. The change to using a cost determination basis for the year ended March 31, 2008 had no material impact on the net income reported on the consolidated statement of income for that year and would have no material effect on net income reported on the consolidated statements of income for the years ended March 31, 2006 and 2007 if the cost-determination basis had been used for those years. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. Write down of potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels.

*Property, plant and equipment*

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

| | |
|---|---|
| Leasehold land and buildings | 40 - 50 years |
| Plant and machinery | 4 - 10 years |
| Furniture, fixtures and equipment | 4 - 5 years |
| Motor vehicles | 3 - 4 years |
| Leasehold improvements | the shorter of 5 years or the lesase term |

# FINANCIAL STATEMENTS

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 2. Summary of Significant Accounting Policies - continued

*Valuation of long-lived assets*

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

*Revenue recognition*

Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectibility is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.

*Comprehensive income*

Other comprehensive income for the years ended March 31, 2006, 2007 and 2008 represented foreign currency translation adjustments and were included in the consolidated statement of shareholders' equity.

*Allowance for doubtful account*

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers' financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company's customers may require additional provisions for doubtful accounts.

*Reclassification of financial statements*

Other operating income/(expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figure for the year ended March 31, 2006 was reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income for the years ended March 31, 2006 and 2007.

*Shipping and handling cost*

Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2006, 2007 and 2008, shipping and handling costs expensed to selling expenses were $658, $1,037 and $ 1,005, respectively.

*Income taxes*

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

The Company adopted the provisions of Financial Accounting Standard Board ("FASB") Interpretation No.48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement NO.109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.

*Foreign currency translation*

The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.78, 7.78 and 7.782 as of March 31, 2006, 2007 and 2008, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 8.09, 7.78 and 7.1076 as of March 31, 2006, 2007, and 2008, respectively.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

Aggregate net foreign currency transaction (losses) gain included in other income (expenses) were ($86), $976 and $2,047 for the years ended March 31, 2006, 2007 and 2008, respectively.

On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese renminbi, being the functional currencies of the Company's subsidiaries, into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.

*Post-retirement and post-employment benefits*

The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees and a mandatory provident fund scheme in respect of its Hong Kong employees.

*Stock-based compensation*

Prior to March 31, 2006, as permitted under SFAS No. 123 "Accounting for Stock-Based Compensation", the Company accounted for its stock option plan following the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no stock-based compensation expense was reflected in the Company's income statement as all options granted had an exercise price equal to the market value on the underlying common share on the date of grant and the related number of shares granted was fixed at that point of time. And the pro forma effect on net income and net income per share assuming the compensation cost had been recognized in accordance with SFAS No.123 were disclosed.

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 2. Summary of Significant Accounting Policies - continued

In December 2004, the Financial Accounting Statements Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment". The statement revised SFAS No.123 by eliminating the option to account for employee stock options under APB No. 25 and requiring companies to recognize the cost of all stock-based payments to employees, including grants to employee stock options, in the income statement based on their fair values.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No.123(R) using the modified prospective method. No pro forma financial information for the year ended March 31, 2006 were disclosed as the Company had not granted any options to its employees during these years.

For the years ended March 31, 2007 and 2008, the Company accounts for its stock-based awards to employees under SFAS No. 123(R) and records stock-based compensation expenses amounted to $820 and $310 in the income statement respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the two years.

The fair value of options granted in the years ended March 31, 2007 and 2008 were estimated using the Binomial option pricing model with the following assumptions:

| | 2007 | 2008 |
|---|---|---|
| Risk-free interest rate - weighted average | 5.22% | 3.63% |
| Expected life of options - weighted average | 10 years | 10 years |
| Stock volatility | 44.10% | 41.28% |
| Expected dividend yield | 4.75% | 5.04% |

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

*Net income per share*

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Net income | $8,779 | $12,167 | $8,859 |
| Basic net income per share | $0.59 | $0.81 | $0 57 |
| Basic weighted average common shares outstanding | 14,908 | 14,956 | 15,517 |
| Effect of dilutive securities - options | 28 | 92 | 39 |
| Diluted weighted average common and potential common share outstanding | 14,936 | 15,048 | 15,556 |
| Diluted net income per share | $0.59 | $0.81 | $0 57 |

*Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recent changes in accounting standards*

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company's consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS Statement No. 157. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements and is not expected to have material impact on the Company's financial position, results of operations and cash flows.

In June 2007, The Emerging Issues Task Force ("EITF") of SASB ratified EITF Issue 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payments Awards" ("EITF 6-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective on a prospective basis, for fiscal years beginning after December 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 2. Summary of Significant Accounting Policies - continued

In December 2007, FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS No. 141R"). The objective of SFAS No 141R is to improve the relevance, presentational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. The impact will depend on future acquisitions. It is not expected to have material impact on the Company's financial position, results of operations and cash flows.

In December 2007, FASB issued SFAS No. 160 "Non-controlling Interest in Consolidated Financial Statements". SFAS No. 160 amends Accounting Research Bulletin No.51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines "a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent". The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160. It is not expected to have material impact on the Company's financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities amendment of FASB Statement No. 133" ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15. 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 161 will have a material impact on the Company's disclosures.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles ("GAAP") for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not anticipate that the provisions of SFAS No. 162 will have an impact on the Company's consolidated results of operations, financial position and cash flows.

## 3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

| | March 31, | |
|---|---|---|
| | 2007 | 2008 |
| Cost | $297 | $297 |
| Market value | $107 | $116 |

Unrealized gain (loss) for the years ended March 31, 2006, 2007 and 2008 were ($80), ($57) and $9, respectively.

Net proceeds from sale of marketable securities for the year ended March 31, 2006, 2007 and 2008 were $nil, and realized gains from sale of marketable securities for the year ended March 31, 2006, 2007 and 2008 were $nil. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

## 4. Inventories

Inventories by major categories are summarized as follows:

| | March 31, | |
|---|---|---|
| | 2007 | 2008 |
| Raw materials | $13,267 | $14,855 |
| Work in progress | 10,227 | 6,259 |
| Finished goods | 6,001 | 5,348 |
| | $29,495 | $26,462 |

## 5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

| | March 31, | |
|---|---|---|
| | 2007 | 2008 |
| Value added tax receivable | $2,723 | $1,396 |
| Deposit for purchase of plant and equipment | 82 | 286 |
| Rental and utility deposit | 139 | 43 |
| Advance to suppliers | 587 | 896 |
| Prepayment | 353 | 215 |
| Others | 1,115 | 369 |
| | $4,999 | $3,205 |

# FINANCIAL STATEMENTS

## Notes to consolidated financial statements

(U S dollars in thousands, except per share data)

### 6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

| | March 31, 2007 | 2008 |
|---|---|---|
| At cost: | | |
| Land and buildings | $30,553 | $34,236 |
| Plant and machinery | 39,488 | 45,068 |
| Furniture, fixtures and equipment | 18,721 | 21,839 |
| Motor vehicles | 2,775 | 2,917 |
| Leasehold improvements | 5,305 | 6,357 |
| Total | 96,842 | 110,417 |
| Less: accumulated depreciation and amortization | (37,869) | (45,488) |
| Construction in progress | 1,184 | 956 |
| Net book value | $60,157 | $65,885 |
| Cost of land and buildings consist of the following: | | |
| Land use right of state-owned land and buildings erected thereon (a) | $24,911 | $28,580 |
| Long term leased land and buildings erected thereon (b) | 4,170 | 4,169 |
| Other buildings (c) | 1,472 | 1,487 |
| | $30,553 | $34,236 |

(a) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(b) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2008, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(c) Other buildings represent factory premises located in China purchased by the Company with lease term of 30 years expiring 2018.

### 7. Credit Facilities and Pledged Assets

The Company had maintained credit lines with various banks before and up to May 2006 representing trade acceptances, loans and overdrafts. At March 31, 2007 and 2008, there were no facilities with any bank and the Company had not utilized any credit lines.

### 8. Goodwill

There were no impairment in goodwill for the years ended March 31, 2006 and 2007, respectively. During the year ended March 31, 2008, the Company evaluated and identified an impairment loss of goodwill of $317 in relation to the underlying assets of the metallic division. Details of the goodwill are as follows:

| Acquisitions | March 31, | |
|---|---|---|
| | 2007 | 2008 |
| Electronic division | $393 | $393 |
| Metallic division | 317 | 317 |
| Foreign exchange differences | - | (2) |
| Impairment – metallic division | - | (317) |
| | $710 | $391 |

## 9. Other Accrued Liabilities

Other accrued liabilities consist of the following:

| | March 31, | |
|---|---|---|
| | 2007 | 2008 |
| Accrued expenses | $777 | $1,013 |
| Commission expenses | 254 | 260 |
| Others | 475 | 827 |
| | $1,506 | $2,100 |

## 10. Income Taxes

The components of income before income taxes and minority interests are as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Hong Kong | $4 | $(1) | $(1) |
| China and others | 9,988 | 14,240 | 9,192 |
| | $9,992 | $14,239 | - |

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% to the estimated taxable income arising in or derived from Hong Kong, if applicable.

Enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

# FINANCIAL STATEMENTS

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 10. Income Taxes - continued

On March 16, 2007, the National People's Congress of the People's Republic of China passed the new Enterprise Income Tax Law which was effective on January 1, 2008. The new law replaces the existing Income Tax Law on Enterprises with Foreign Investment and Foreign Enterprises ("FIE"), which applies to foreign enterprises, and Provision Regulations on the Enterprises in China, which applies to domestic enterprises. From January 1, 2008, the standard tax rate for all companies has been reduced from the rate of 33% to 25%. Moreover, under the new Income Tax Law, there is no reduction in the tax rate for FIEs which export 70% or more of the production value to their products (known as "Export-oriented Enterprise") with effect from January 1, 2008.

Jetcrown Industrial (Shenzhen) Limited ("JISL") (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, JISL has been approved as an "Export-oriented Enterprise" by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2005. For the calendar year ended December 31, 2006 and 2007, JISL has not been approved as an "Export-oriented Enterprise" as the company has tax losses for the years. The applicable tax rate was 15%.

Dongguan Kwan Hong Electronics Company Limited ("DKHE") (a subsidiary of the Company) has been approved as a "High-tech Enterprise" by the local tax authority and enjoyed a lower national tax rate of 15%. DKHE has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption on national tax and a full exemption of local tax for the calendar years ended December 31, 2002, 2003 and 2004. For the calendar year ended December 31, 2005, the tax rate for DKHE was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2006, DKHE has been approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 10%. For the calendar year ended December 31, 2007, the tax rate for DKHE as "High-tech Enterprise" was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ending December 31, 2008, the tax rate for DKHE will be 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.

Jetcrown Industrial (Dongguan) Limited ("JIDL") (a subsidiary of the Company) has revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 is 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC Tax Bureau will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.

For the calendar year ended December 31, 2007, JIDL has been approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 12%. For the calendar year ending December 31, 2008, the tax rate for JIDL will be 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.

Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries in proportion to the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities. From January 1, 2008, under the new Enterprise Income Tax Law, there is no tax concession in relation to the reinvestment of earnings in a foreign enterprise.

During the years ended March 31, 2006, 2007 and 2008, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, JISL, in another Chinese subsidiary, JIDL totaling $173, $nil and $nil, respectively.

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $92, $351 and $89 and the basic net income per share would have been lower by $0.01, $0.02 and $0.01 for the years ended March 31, 2006, 2007 and 2008 respectively, and diluted net income per share for the years ended March 31, 2006, 2007 and 2008 would have been lower by $0.01, $0.02 and $0.01, respectively.

The Company has adopted the provisions of FIN 48 on April 1, 2007. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of FIN 48. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2008, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The provision for income taxes consists of the following:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | **2008** |
| Current tax | | | |
| - Hong Kong | $29 | $9 | $ - |
| - China | 238 | 615 | 654 |
| Deferred tax | (294) | 615 | (550) |
| | $(27) | $1,239 | $104 |

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 10. Income Taxes - continued

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Provision for income taxes at statutory tax rate in China | $2,698 | $3,837 | $2,988 |
| Effect of different tax rate in various jurisdictions | 6 | 212 | - |
| Tax hollidays and concessions | 99 | (351) | (89) |
| Effect of income for which no income tax is chargeable | (2,853) | (3,007) | (3,204) |
| Net change in valuation allowances | - | 264 | (16) |
| Under provision of income tax in previous year | 8 | 273 | 477 |
| Others | 15 | 11 | (52) |
| Effective tax | $(27) | $1,239 | $104 |

The components of deferred income tax are as follows:

| | March 31, | |
|---|---|---|
| | 2007 | 2008 |
| Deferred tax asset: | | |
| Net operating loss carryforwards | $264 | $478 |
| Less: Valuation allowances | (264) | (248) |
| | - | 230 |
| Deferred tax liability: | | |
| Revenue recognized for financial reporting purpose before being recongnized for tax purpose | (321) | - |
| Net deferred tax asset (liability) | $(321) | $230 |

### 11. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $868, $531 and $265 for the years ended March 31, 2006, 2007 and 2008, respectively.

At March 31, 2008, the Company was obligated under operating leases requiring minimum rentals as follows:

| Years ending March 31 | |
|---|---|
| 2009 | $230 |
| 2010 | 116 |
| 2011 | 17 |
| Total minimum lease payments | $363 |

At March 31, 2008, the Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery totaling $432 and for purchase of plant and machinery and system upgrade project of our electronic and metallic division totaling $169 respectively, which are expected to be disbursed during the year ending March 31, 2009.

The Company has contracted with some building contractors to construct the Company's plastic factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $41,124. At March 31, 2008, a total of $40,784 has been paid on the project and are recorded in property, plant and equipment.

**12. Shareholders' Equity**

On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

**13. Employee Benefits**

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was $515, $634 and $817 for the years ended March 31, 2006, 2007 and 2008, respectively.

**14. Stock Option Plan**

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company approved an increased of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan.

At March 31, 2008, options to purchase an aggregate of 4,296,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

# FINANCIAL STATEMENTS

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 14. Stock Option Plan - continued

| | Year ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2007 | | 2008 | |
| | Number of stock options | Weighted average exercise price | Number of stock options | Weighted average exercise price | Number of stock options | Weighted average exercise price |
| Outstanding at beginning of the year | 669,000 | $14.10 | 644,000 | $14.10 | 1,029,000 | $11.91 |
| Granted during the year | - | - | 500,000 | 8.26 | 210,000 | 5.71 |
| Exercised during the year | (25,000) | 14.10 | (115,000) | 8.26 | (120,000) | 8.26 |
| Outstanding and exercisable at the end of the year | 644,000 | 14.10 | 1,029,000 | 11.91 | 1,119,000 | 11.14 |
| Range of exercise price per share | | $14.10 | | $8.26 to $14.10 | | $5.71 to $14.10 |

The weighted average fair value of options granted for the year ended March 31, 2007 and 2008 was $1.64 and $1.48 per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2006, 2007 and 2008 was $32, $339 and $433, respectively. At March 31, 2008, the aggregated intrinsic value of options outstanding and exercisable was $113.

There were nil options expired for the years ended March 31, 2006, 2007 and 2008. The weighted average remaining contractual life of the share options outstanding at March 31, 2008 was 6.98 years. At March 31, 2006, 2007 and 2008, there were 500,000, nil and 190,000 options available for future grant under the plans respectively.

### 15. Operating Risk

*Concentrations of Credit Risk and Major Customers*

A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2006, 2007 and 2008 are as follows:

| | Percentage of net sales Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Digidesign, Inc. | 17.4% | 13.3% | 17.0% |
| Line 6 Manufacturing | 14.5% | 15.1% | 14.3% |
| N&J Company Limited | * | * | 11.8% |
| Inter-Tel Incorporated | * | * | 10.2% |
| VTech Telecommunications Limited | * | 12.7% | * |
| Peavey Electronic Corp. | * | 10.4% | * |
| Epson Precision (H.K.) Limited | 14.6% | * | * |

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic and metallic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2007 and 2008, respectively, are as follows:

| | Percentage of accounts receivable March 31, | |
|---|---|---|
| | 2007 | 2008 |
| Largest receivable balances | 57.8% | 60.0% |

There were bad debt expense of $208, $5 and $60 during the years ended March 31, 2006 and 2007 and 2008 respectively. There were provision for bad debts expenses of $970, $270 and $17 during the years ended March 31, 2006, 2007 and 2008 respectively.

*Country risk*

The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

### 16. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

### 17. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2006, 2007 and 2008 are as follows:

## Notes to consolidated financial statements

(U.S dollars in thousands, except per share data)

### 17. Segment Information - continued

| | Year ended March 31, 2006 | | | 2007 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Net sales | Intersegment sales | Profit (loss) | Net sales | Intersegment sales | Profit (loss) | Net sales | Intersegment sales | Profit (loss) |
| **Segment:** | | | | | | | | | |
| Injection molded plastic parts | $49,429 | $1,152 | $4,521 | $59,587 | $150 | $10,554 | $58,858 | $28 | $7,049 |
| Electronic products | 66,563 | 1,926 | 7,282 | 77,970 | 2,969 | 3,551 | 85,494 | 3,940 | 2,412 |
| Metallic parts | 2,362 | - | (1,811) | 2,341 | - | 134 | 3,422 | - | (270) |
| **Segment total** | $118,354 | $3,078 | $9,992 | $139,898 | $3,119 | $14,239 | $147,774 | $3,968 | $9,191 |
| **Reconciliation to consolidated totals:** | | | | | | | | | |
| Sales eliminations | (3,078) | (3,078) | - | (3,119) | (3,119) | - | (3,968) | (3,968) | - |
| **Consolidated totals:** | | | | | | | | | |
| **Net sales** | $115,276 | $ - | | $136,779 | $ - | | $143,806 | $ - | |
| **Income before income taxes and minority interests** | | | $9,992 | | | $14,239 | | | $9,191 |

| | Year ended March 31, 2006 | | 2007 | | 2008 | |
|---|---|---|---|---|---|---|
| | Interest income | Interest expenses | Interest income | Interest expenses | Interest income | Interest expenses |
| **Segment:** | | | | | | |
| Injection molded plastic parts | $407 | $ - | $436 | $ - | $458 | $ - |
| Electronic products | 64 | - | 91 | - | 49 | - |
| Metallfis parts | - | 6 | - | - | - | - |
| **Consolidated total** | $471 | $6 | $527 | $ - | $507 | $ - |

| | Year ended March 31, 2006 | | | 2007 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Identifiable assets | Capital expenditure | Depreciation and amortization | Identifiable assets | Capital expenditure | Depreciation and amortization | Identifiable assets | Capital expenditure | Depreciation and amortization |
| **Segment:** | | | | | | | | | |
| Injection molded plastic part | $89,622 | $6,156 | $3,844 | $93,633 | $7,080 | $4,064 | $96,463 | $5,050 | $5,613 |
| Electronic products | 33,796 | 555 | 993 | 45,108 | 595 | 903 | 42,583 | 1,994 | 1,048 |
| Metallic parts | 6,768 | 230 | 462 | 2,279 | 137 | 307 | 1,540 | 244 | 279 |
| **Segment totals** | $130,186 | $6,941 | $5,299 | $141,020 | $7,812 | $5,274 | $140,586 | $7,288 | $6,940 |
| **Reconciliation to consolidated totals:** | | | | | | | | | |
| Elimination of receivables from intersegments | (226) | - | - | (520) | - | - | (570) | - | - |
| Goodwill not allocated to segments | 710 | - | - | 710 | - | - | 391 | - | - |
| **Consolidated totals** | $130,670 | $6,941 | $5,299 | $141,210 | $7,812 | $5,274 | $140,407 | $7,288 | $6,940 |

## 17. Segment Information - continued

The Company's sales are coordinated through the Macau subsidiaries and a breakdown of sales by destination is as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Net sales | | | |
| United States of America | $56,514 | $57,968 | $67,302 |
| China | 43,220 | 53,573 | 53,231 |
| United Kingdom | 7,335 | 14,379 | 13,055 |
| Hong Kong | 3,409 | 4,670 | 2,486 |
| Europe | 763 | 971 | 2,227 |
| Others | 4,035 | 5,218 | 5,505 |
| Total net sales | $115,276 | $136,779 | $143,806 |

The location of the Company's identifiable assets is as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Hong Kong and Macau | $41,933 | $41,749 | $37,800 |
| China | 88,027 | 98,751 | 102,216 |
| Total identifiable assets | $129,960 | $140,500 | $140,016 |
| Goodwill | 710 | 710 | 391 |
| Total assets | $130,670 | $141,210 | $140,407 |

# DIRECTORS AND MANAGEMENT

**Directors**

RICHARD LAU
Chairman

C. P. LI
Executive Director

C. W. LEUNG
Executive Director

ALLEN Y. C. CHAM
Non-executive Director
and Chairman of Audit Committee

H. H. LEUNG
Non-executive Director
and member of Audit Committee

W. K. HUI
Non-executive Director
and member of Audit Committee

**Management & Officers**

FRANKI TSE
Chief Executive Officer

BETTY LAM
Chief Financial Officer

S. K. LEE
Director of Administration and Marketing
(Electronic & Metallic Operations)

M. C. TAM
Director of Engineering and Manufacturing
(Electronic & Metallic Operations)

W. Y. KAM
General Manager
(Plastic Operations)

MICHAEL YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

STEVE LAU
Director of Purchasing

GE LEO HO
Director
(LCD Operations)

ALBERT CHEUNG
General Manager of Marketing and Research
& Development
(Electronic & Metallic Operations)

EDWARD SO
Director of Marketing
(Electronic & Metallic Operations)

RAYMOND LEE
Deputy Director
(Metal Operations)

NICHOLAS LEE
General Manager
(Distribution Operations)

# INVESTORS' INFORMATION

**Registered Office**

Deswell Industries, Inc.
Harneys Corporate Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

**Corporate Website**

http://www.deswell.com

**Corporate Office**

Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

**Macao Subsidiaries**

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

Kwanasia Electronics (Macao Commercial Offshore) Limited
17E Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2737
Fax: (853) 2832-3196
http://www.kwanasia.com

**PRC Subsidiaries**

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houjie Town, Dongguan, China
Tel: (86) 769-8308-6666
Fax: (86) 769-8582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-8553-7201
Fax: (86) 769-8553-9301

Shenzhen Kwan Wing Trading Company Limited
16B, Shenzhen Development Bank Building
No.171 Tao Yuan Lu,
Nanshan District, Shenzhen, China
Tel: (86) 755-2656-8488
Fax: (86) 755-8624-0683

# INVESTORS' INFORMATION

**Shareholders' Meeting**
The Annual Meeting of Shareholders will be held at 3:00 p.m. on November 11, 2008 at New York U.S.A.

**Stock Listing**
The common shares of Deswell Industries, Incare traded on the Nasdaq Global Market System under the stock symbol "DSWL".

**Transfer Agent and Registrar**
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Shareholder Inquiries: (800) 962-4284
Email: web.queries@computershare.com

**Investor Relations Consultant**
Institutional Marketing Services, Inc.
51 Locust Avenue
Ste. 204
New Canaan, CT 06840, U.S.A.
Tel: (203) 972-9200
Fax: (203) 966-2154
Email: jnesbett@institutionalms.com

**SEC Counsel**
K&L Gates LLP
10100 Santa Monica Boulevard
7th Floor
Los Angeles, CA 90067-4104, U.S.A.
Tel: (310) 552-5000
Fax: (310) 552-5001

**Auditors**
BDO McCabe Lo Limited
Hong Kong

**Principal Bank**
The Hongkong and Shanghai Banking Corporation Limited

www.deswell.com

END